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                                                                  EXHIBIT (A)(6)

                             GIANT INDUSTRIES, INC.

                               DECEMBER 21, 1999

Dear Shareholders:

     One of the primary goals at Giant Industries, Inc. is to enhance shareholder value. After evaluating a variety of alternatives, we have determined that a repurchase of our own shares of common stock is one method of achieving this goal that we can currently implement.

     The Company's Board of Directors has reviewed the Company's financial condition and outlook as well as current market conditions, including the recent trading prices of shares of our common stock, and believes this is an attractive time to repurchase outstanding shares of our common stock. As a result, the members of the Board of Directors who met to approve the repurchase unanimously approved a repurchase of up to 1,333,333 shares of the Company's common stock, or approximately 12.9% of our 10,303,488 outstanding shares, from its shareholders through a tender offer at a purchase price of $9.00 per share, net to the seller in cash.

     This tender offer provides the shareholders the opportunity to sell shares of common stock for cash without the usual transaction costs. A copy of the Offer to Purchase is enclosed.

     This tender offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares of common stock, detailed instructions on how to tender shares are also included in the enclosed materials. We encourage you to read these materials carefully before making any decision with respect to this tender offer. Neither the Company nor its Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering their shares. You should make your decision independently after consulting with your advisors.

     To assist us with this tender offer, we have engaged Corporate Investor Communications, Inc. to serve as Information Agent. If you need information or additional forms, please call the Information Agent toll free at (877) 393-4959.

     If you are a participant in the Company's employee stock ownership plan, you may direct the tender of your plan shares by following the special instructions included from Wells Fargo Bank, N.A., the employee stock ownership plan trustee. If you are a participant in the Company's 401(k) plan, you may direct the tender of your plan shares by following the special instructions included from Fidelity Management Trust Company, the 401(k) plan trustee.

     Unless otherwise extended by the Company, this tender offer will expire at 5:00 p.m., Eastern Time, on February 4, 2000. We again encourage you to carefully read the enclosed materials.

     As always, we appreciate your continued interest in Giant Industries, Inc.

                                          Sincerely,

                                          /s/ James E. Acridge

                                          James E. Acridge
                                          Chief Executive Officer and President